Exhibit 8.1
Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
ClearVoice, Inc.	Unites States
Fiverr, Inc.	United States
Fiverr Germany GmbH	Germany
Fiverr Limited	Cyprus
Freelancers Fund, LLC	United States
Sharon Lee Thony Consulting, LLC	United States
Working Not Working, Inc.	United States